EXHIBIT 99.2

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of Class A common stock, par value $0.001 per share, of Guardian Pharmacy Services, Inc. (this "Agreement"), is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below that is named as a reporting person in such filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 3, 2025

Bindley Capital Partners I, LLC

By: /s/ Thomas J. Salentine, Jr.
Name: Thomas J. Salentine, Jr.
Title: President

Pharmacy Investors, LLC

By: /s/ John Ackerman
Name: John Ackerman
Title: Managing Member

Cardinal Equity Fund, L.P.

By: Cardinal Equity Partners, LLC, its General Partner

By: /s/ John Ackerman
Name: John Ackerman
Title: Managing Member

Fred P. Burke

By: /s/ Fred P. Burke
Name: Fred P. Burke
Title: Individually

David K. Morris

By: /s/ David K. Morris
Name: David K. Morris
Title: Individually

G. Kendall Forbes

By: /s/ G. Kendall Forbes
Name: G. Kendall Forbes
Title: Individually

William E. Bindley

By: /s/ William E. Bindley
Name: William E. Bindley
Title: Individually

Thomas J. Salentine, Jr.

By: /s/ Thomas J. Salentine, Jr.
Name: Thomas J. Salentine, Jr.
Title: Individually

John Ackerman

By: /s/ John Ackerman
Name: John Ackerman
Title: Individually